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RANDY K. STERNS rsterns@bushross.com (813) 204-6401 [Direct Line]	1801 N. Highland Avenue Tampa, Florida 33602 (813) 224-9255[Phone] (813) 223-9620 [Fax] www.bushross.com Mailing Address: Post Office Box 3913 Tampa, Florida 33601-3913

December 4, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Attn:  David Lin,  Staff Attorney

RE:	Ministry Partners Investment Company, LLC
2021 Class A Notes - Registration Statement on Form S-1 File No. 333-250027

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Ministry Partners Investment Company, LLC (the “Company”), in response to your comment letter dated November 30, 2020 related to the Company’s Registration Statement on Form S-1 filed on November 12, 2020.  We appreciate your office’s review of the Company’s submission.  We hereby respond to these comments in the order of their presentation in your comment letter:

Registration Statement on Form S-1

Frequently Asked Questions About the Notes, page 1

1.

We note your disclosure in the last Q&A on page 2 that you reserve the right to prospectively adjust the Fixed Spread or Effective Variable Spread Grid and on pages 42 - 44 that you will provide notice thereof by supplement to this prospectus. Please advise us why this issuance would then not be considered a delayed offering under Rule 415 of the Securities Act. We note that it appears you are not eligible to conduct a delayed offering pursuant to Rule 415. Please revise accordingly or articulate why your offering of the notes would qualify as conducted on a continuous basis. In that regard, please also explain why you believe you would be able to implement such a change by

United States Securities and Exchange Commission

December 4, 2020

filing a prospectus supplement rather than a post-effective amendment to the registration statement.

RESPONSE:

As outlined in the Company’s preliminary prospectus, the Company believes that the terms and interest rate associated with the category of a Fixed Series Note and Variable Series Note that will be purchased by an investor will not be established from time to time as a new offering with a materially different interest rate and maturity date, thereby resulting in a delayed offering of its investor notes. Rather, the maturity term and the interest rate established for the respective category of a Fixed Series Note and Variable Series Note will include a fixed maturity date and specified spread rate that may be adjusted on a prospective basis for new investors in accordance with a pre-determined and narrow range for both the Fixed Series Notes and Variable Series Notes. If an adjustment in the spread is made, the Fixed Series Spread used to determine the interest rate for the Fixed Series Note will be limited to a narrow range that can be adjusted, either up or down, by a maximum of 200 basis points (or 2%). For the Variable Series Notes, the spread used to determine the rate offered can be adjusted within a narrow and limited range equal to one hundred basis points (1.00%).

Based upon previous publicly offered debt securities the Company has offered since its inception, the Company believes that investors that purchase its notes often use published certificate of deposit rates offered by banks (which include FDIC insurance) when comparing the interest rates offered by the Company for its unsecured debt securities, which offer no FDIC insurance. In an effort to offer a narrow and limited range of interest rates that will be offered under its prospectus, the Company has reviewed and charted the average spread for a sixty (60) month Treasury Certificate as compared to a sixty (60) month certificate of deposit rate offered by national banking institutions for the period May 18, 2009 through November 30, 2020. A copy of the chart is attached to this correspondence as Exhibit “A”. In addition, the Company has prepared a graph that demonstrates the spread between the sixty (60) month average rate on a bank certificate of deposit as compared to the sixty (60) month U.S. Treasury Constant Maturity Term rate for the identical period commencing on May 18, 2009 and ending on November 30, 2020. A copy of this chart is attached hereto as Exhibit “B”.

Based upon a review of the graph set forth in Exhibit “B”, the maximum amount of the spread when comparing the highest point to the lowest point is 2.43% during the eleven-year period. As a result, the Company believes that the permitted range for any adjustments made to the Fixed Series Spread (2%) and the Effective Variable Spread (1%) falls within a narrow and limited range of rates that are fixed under the terms of the prospectus and are well below the historical spreads shown in the attached exhibits.

Nevertheless, the Company is willing to further reduce and narrow the range of the spreads that may be offered under the prospectus to provide that an adjustment, either up or down, may be made on a prospective basis for the Fixed Series Spread; provided, however, that the adjustment

United States Securities and Exchange Commission

December 4, 2020

does not exceed 150 basis points (1.5%). For the Variable Series Notes, any adjustment in the Effective Variable Spread will not exceed seventy-five basis points (.75%) and will be made on a prospective basis for new investors. Please be advised that the Company is prepared to include these revisions in a pre-effective amendment to its registration statement. Accordingly, we believe the narrow and limited range of adjustments that may be made on a prospective basis for the applicable spreads for the Company’s Fixed Series Notes and Variable Series Notes will not constitute a delayed offering of notes under Rule 415 and is consistent with and in keeping with SEC practice when reviewing similarly structured debt securities offerings.

2.

We note your disclosure in the first Q&A on page 3 that you may change the Fixed Spread or Effective Variable Spread Grid on notes that have been purchased by investors with their written consent. Please revise to disclose how you intend to communicate and disclose any such changes to investors and otherwise implement such changes under the federal securities laws. We may have further comments.

RESPONSE:

We will amend the registration statement and delete any reference or statement that permits the Company to change the Fixed Spread or Effective Variable Spread Grid on notes that have been purchased by investors with their written consent.

Should you have additional questions or comments regarding this matter, please contact me at (813) 224-9255.  Thank you for your attention and courtesies with respect to this matter.

Respectfully Submitted,

Bush Ross, P.A.
/s/Randy K Sterns
Randy K. Sterns

cc: Joseph W. Turner, Jr.

United States Securities and Exchange Commission

December 4, 2020

Exhibit A

Source:

60 Month National CD Average Rate: FDIC Weekly National Rates https://www.fdic.gov/regulations/resources/rates/index.html

60 Month Constant Maturity Treasury Rates: Federal Reserve H.15 Selected Interest Rates

https://www.federalreserve.gov/releases/h15/

United States Securities and Exchange Commission

December 4, 2020

Exhibit B

Source:

60 Month National CD Average Rate: FDIC Weekly National Rates https://www.fdic.gov/regulations/resources/rates/index.html

60 Month Constant Maturity Treasury Rates: Federal Reserve H.15 Selected Interest Rates

https://www.federalreserve.gov/releases/h15/